RealtyHive, LLC

Financial Statements

For the fiscal years ended December 31, 2024, and 2025


Realtyhive LLC
Balance Sheet
December 31, 2025 and 2024


		2025		2024
		ASSETS		
Current Assets				
Nicolet Bank Checking Account	$	268,442.78	$	445,267.96
Realtyhive Trust Account		250.00		250.00
Realtyhive Trust Acct - PA		500.00		500.00
Accounts Receivable		3,398.16		0.00
Due from Micoley.com		849.18		849.18
Total Current Assets		273,440.12		446,867.14
Property and Equipment				
Computers		5,850.90		5,850.90
Accumulated Depreciation		(4,715.48)		(3,812.75)
Total Property and Equipment		1,135.42		2,038.15
Other Assets				
Total Other Assets		0.00		0.00
Total Assets	$	274,575.54	$	448,905.29


Unaudited - For Management Purposes Only


Realtyhive LLC
Balance Sheet
December 31, 2025 and 2024

	2025	2024
LIABILITIES AND CAPITAL		
Current Liabilities		
Unemployment Payable	$ 146.13	$ 65.63
Nicolet Bank - Line of Credit	0.00	748,368.32
Total Current Liabilities	146.13	748,433.95
Long-Term Liabilities		
Loan #1 from Micoley.com	331,842.17	331,842.17
Loan #2 from Micoley.com	156,944.14	156,944.14
Loan #3 from Micoley.com	250,000.00	250,000.00
Loan #4 from Micoley.com	475,000.00	475,000.00
Loan #5 from Micoley.com	650,000.00	650,000.00
Loan #7 from Micoley.com	639,687.64	0.00
Accrued Int-Micoley.com Loan 1	62,220.40	49,776.32
Accrued Int-Micoley.com Loan 2	23,541.64	17,656.23
Accrued Int-Micoley.com Loan 3	75,000.00	50,000.00
Accrued Int-Micoley.com Loan 4	101,979.17	54,479.17
Accrued Int-Micoley.com Loan 5	78,958.33	13,958.33
Accrued Int-Micoley.com Loan 6	24,662.76	0.00
Loan from Micoley Living Trust	550,000.00	500,000.00
Accrued Int-Micoley Living Tru	200,208.33	150,000.00
Loan from Steven Stock	1,625,000.00	1,325,000.00
Accrued Int-Steven Stock	380,000.00	240,416.67
Loan from Tim & Debra Meyer	125,000.00	125,000.00
Accrued Int-Tim & Debra Meyer	47,916.67	35,416.67
Loan from Mark & Kathryn Gigot	25,000.00	25,000.00
Accr Int- Mark & Kathryn Gigot	4,687.50	2,187.50
SBA Loan Care Act	139,730.50	143,191.90
Total Long-Term Liabilities	5,967,379.25	4,595,869.10
Total Liabilities	5,967,525.38	5,344,303.05
Capital		
Retained Earnings (Deficit)	(5,785,529.44)	(4,590,797.12)
Cap Inv - Standalone Members	1,375,000.00	1,375,000.00
Cap Inv - Realtyhive 1, LLC	233,000.00	233,000.00
Cap Inv - XX, LLC	30,500.00	30,500.00
Cap Inv-Micoley.com	(748,368.32)	(748,368.32)
Cap Inv-Tycore Built LLC	748,368.32	0.00
Net Income (Loss)	(1,545,920.40)	(1,194,732.32)
Total Capital	(5,692,949.84)	(4,895,397.76)
Total Liabilities & Capital	$ 274,575.54	$ 448,905.29

Realtyhive LLC
Income Statement
For the Twelve Months Ending December 31, 2025 and 2024

	Year to Date This Year	Year to Date Last Year
Revenues		
Realtyhive Income	$ 1,005,716.40	$ 962,890.94
Total Revenues	1,005,716.40	962,890.94
Cost of Sales		
Referral Fee	0.00	8,321.25
Buyer/Seller Incentive	1,892.02	1,383.00
Commission to Agents	312,375.48	297,102.18
Founders Referral	1,081.25	470.94
Total Cost of Sales	315,348.75	307,277.37
Gross Profit	690,367.65	655,613.57
Expenses		
Advertising	198,491.85	176,485.26
Auto Expense	0.00	79.61
Bank Fees	3,500.73	3,814.36
Computer Supplies & Software	14,013.08	13,380.63
Contracted Management	12,000.00	12,000.00
Copy Machine	14,429.67	14,863.84
Donation	1,041.45	1,096.39
Dues and Licensing	50,674.82	42,245.47
Gift Clients	209.99	1,185.55
Insurance E & O	13,185.38	13,959.04
Insurance Health	26,141.09	24,513.37
Insurance General	2,735.16	4,586.90
Insurance Worker's Comp	5,208.67	1,181.70
Interest	498,185.88	402,016.09
Tech Stack (Marketing)	247,490.65	182,056.03
Listing/Closing Coordinator	6,300.00	0.00
Maintenance and Repair	5,303.64	4,766.75
Meals	6,567.22	4,864.32
Mileage	123.34	384.18
Miscellaneous	2,346.01	1,710.45
MLS Dues	2,217.16	2,585.69
Postage	3,359.46	3,178.18
Professional Fees-Accounting	22,301.14	21,296.83
Professional Fees-Attorney	11,912.50	5,511.25
Rent/Cam	69,384.00	69,384.00
Rent/Cam Reimbursements	(47,100.00)	(47,100.00)
Retirement Fund Company Match	14,002.56	16,929.92
Retirement Fund Fees	4,135.00	4,090.00
Wage Expense	1,367,852.86	1,165,577.34
Payroll Fica Tax Expense	100,503.56	84,753.36
Payroll Unemployment Tax Exp	1,569.96	1,261.38
Wages/Payroll Taxes Reimb	(1,004,635.91)	(825,137.20)
Signs Installation	2,682.74	537.75
Subscriptions	5,438.91	3,413.09
Supplies	20,341.25	13,345.88
Telephone	20,114.33	18,412.88
Travel	17,742.58	12,921.50
Utilities	17,563.58	16,495.57
Vending	1,308.96	1,279.63
Tech Team (Web/App Dev)	497,382.00	374,097.10
Associated Bank (property exp)	(639.95)	768.65
Depreciation	902.73	1,553.15

Realtyhive LLC
Income Statement
For the Twelve Months Ending December 31, 2025 and 2024

	Year to Date This Year		Year to Date Last Year
Total Expenses	2,236,288.05		1,850,345.89
Net Loss	$ (1,545,920.40)	$	(1,194,732.32)

RealtyHive, LLC
Notes to the Financial Statements
For the fiscal years ended December 31, 2024, and 2025
$USD

1. ORGANIZATION AND PURPOSE

RealtyHive, LLC. (the "Company") is a corporation organized on April 20, 2017 under the laws of Wisconsin.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.